CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County
Heilongjiang Province
People’s Republic of China

               May 17, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Charles Lee, Attorney-Advisor

Re:	China Linen Textile Industry, Ltd.
Amendment No. 5 to Registration Statement on Form F-1
Filed May 10, 2011
File No. 333-171239

Dear Mr. Lee:

We are responding to comments contained in the Staff letter, dated May 16, 2011, addressed to Zhao Chunfu, the Company’s Vice General Manager, Secretary and director, with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-1 filed on May 10, 2011 (the “F-1/A”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.
Please clarify why the number of outstanding Ordinary Shares increased from April 7, 2011 to May 6, 2011.  We note that no additional disclosure has been provided under Item 7 of Part II of the registration statement with respect to recent sales of unregistered securities.

Response:

As initially noted in our Amendment No. 3 to Registration Statement on Form F-1 filed on April 11, 2011 (the “Amendment No. 3”), on March 23, 2011 the Company filed an Amended and Restated Memorandum of Association of the Company, which consolidated the share capital of the Company at a ratio of 3.5:1 by increasing the par value of the Company’s share capital from US$0.002 par value each to US$0.007 par value each, thereby reducing the number of authorized shares from US$1,000,000 divided into 500,000,000 ordinary shares of US$0.002 par value each to US$1,000,000 divided into 142,857,142.86 ordinary shares of US$0.007 par value each (the “Share Consolidation”).

The Company previously noted in the Amendment No. 3 that 5,832,128 Ordinary Shares were issued and outstanding as of April 7, 2011. However, the Company noted in the F-1/A that 5,832,173 Ordinary Shares were issued and outstanding as of May 6, 2011. The increase of 45 Ordinary Shares in the number of shares issued outstanding from April 7, 2011 to May 6, 2011 is due to the processing of the Share Consolidation by the Company’s Transfer Agent, Island Stock Transfer (the “Transfer Agent”). The Transfer Agent was instructed to round all fractional shares up to the nearest whole fraction when processing the new stock certificates in connection with the Share Consolidation. As a result, the number of shares issued and outstanding changed between April 7, 2011 and May 6, 2011.

Price Range of Securities and Dividends, page 34

2.	Please provide the high and low market prices of the Ordinary Shares for the first quarter of fiscal 2011, as requested by comment three in our letter dated May 6, 2011.

Response:

We will revise the table in the section entitled, “Price Range of Securities and Dividends” to include thehigh and low market prices of the Ordinary Shares for the first quarter of fiscal 2011, as follows:

	Ordinary Shares
	High*	Low*
Annual Highs and Lows
2009 (from November 1 through December 31) (1)	$6.62	$1.58
2010 (through December 31, 2010)	6.97	2.8

Quarterly Highs and Lows
2009
Fourth Quarter	$6.62	$1.58
2010
First Quarter	$6.65	$4.62
Second Quarter	6.65	2.80
Third Quarter	5.78	2.84
Fourth Quarter	5.42	4.03

2011
First Quarter	$5.60	2.84

Monthly Highs and Lows
February 2010	6.13	4.17
March 2010	6.97	5.11
April 2010	6.62	5.32
May 2010	6.02	3.54
June 2010	5.60	2.80
July 2010	4.20	2.84
August 2010	5.78	3.01
September 2010	5.78	4.55
October 2010	5.42	4.41
November 2010	5.42	4.03
December 2010	5.32	4.73
January 2011	5.60	3.54
February 2011	4.38	3.50
March 2011	5.89	2.84
April 2011	5.80	2.25
May 2011 (through May 6, 2011)	3.50	3.00

(1)	There were a limited number of trades of our Ordinary Shares during the period prior to November 1, 2009, which are not meaningful to report.
* Numbers reflect the post Share Consolidation price.

Exhibit Index

3.
Please revise each footnote to the exhibit index to indicate that the relevant exhibit was not only previously filed with the specified report, but also is incorporated by reference from such report into the registration statement. See Item 601(a)(2) of Regulation S-K.

Response:

We will revise each footnote to the exhibit index to indicate that the relevant exhibit was not only previously filed with the specified report, but also is incorporated by reference from such report into the registration statement.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gao Ren
Gao Ren
Chief Executive Officer